Filed by: Telmar Participações S.A.
Filed Pursuant to Rule 433 and 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement Nos 333-133994 and 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote, purchase or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statements and other documents we have filed with the SEC for more complete information about TmarPart and the secondary public offering and corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectuses if you request them by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

Tele Norte Leste	Telemar Norte
Participações S.A.	Leste S.A.
Corporate Taxpayer Registration (CNPJ/MF)	Corporate Taxpayer Registration (CNPJ/MF)
no.	no.
02.558.134/0001-58	33.000.118/0001-79
Business Registration (NIRE) no.	Business Registration (NIRE) no.
33 3 0026253 9	33 3 0015258 0
A Publicly-Traded Company	A Publicly-Traded Company
Telemar
Participações S.A.
Corporate Taxpayer Registration no. 02.107.946/0001-87
Business Registration (NIRE) no. 33 3 0016601 7
STATEMENT OF MATERIAL FACT
Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL,” Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar,” Bovespa: TMAR3, TMAR5, TMAR6), hereafter referred to as the Telemar Companies, in addition to the statement of material fact released on the last April 17th, inform the following:
FILING OF REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FOR THE CORPORATE STOCK SWAP AND SECONDARY PUBLIC OFFERING
In connection with the corporate restructuring of TmarPart and TNL, we inform that:
(i)	We filed Registration Statements on Form F-4 and Form F-1 relating to the corporate stock swap and secondary public offering, respectively, with the Securities Exchange Commission; and

(ii)	We filed with the CVM (Comissão de Valores Mobiliários) a request to register the secondary offering, including the preliminary prospectus, under the terms of CVM Instruction 400/03.
The registration statements on Form F-4 and Form F-1 relating to the corporate stock swap and the secondary public offering, respectively, have been filed with the SEC but have not yet become effective.
UBS Securities LLC will act as global coordinator for the global offering, and together with Morgan Stanley & Co. Incorporated and Pactual Capital Corporation as joint bookrunners. Rothschild is also the advisor of the Telemar Companies on the secondary offer.
The shares described in the registration statements may not be sold nor may offers to buy be accepted prior to the time the registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the shares, nor shall there be any sale of the shares in any state in which such offer, solicitation or sale would be unlawful. The prospectus contained in the registration statements contains important information with respect to the corporate restructuring. A written copy of the prospectuses relating to the corporate restructuring may be obtained making a request therefore to the offices of Tele Norte Leste Participações S.A. at Rua Humberto de Campos 425, 8° andar, 22430-190, Rio de Janeiro, RJ, Brazil, CEP 22.430-190, telephone: +55 21 3131-1314 and are available free of charge at the SEC’s website at www.sec.gov.
MANAGEMENT OF TELEMAR COMPANIES
The Board of Directors of TmarPart intends to appoint Mr. Luiz Eduardo Falco to substitute Mr. Ronaldo Iabrudi as CEO of the Telemar Companies, starting from the 1st of July, 2006.
During his term of office as CEO, Mr. Ronaldo Iabrudi’s main achievements were: (i) the merger of the 16 subsidiaries of Telemar into one single company (Tmar); (ii) the implementation of a new management model focused on maximizing the profitability of the Telemar Companies; (iii) the start-up of data transmission (national), long distance (national and international) and broadband operations in region I; (iv) the operational integration between Tmar and Oi; (v) the restructuring of the organization of Oi and Tmar companies; and (vi) the renewal of the concession agreement.
Mr. Luiz Eduardo Falco is currently one of the executive officers of Telemar Companies, and his main achievements were (i) the start-up of “Oi” mobile phone services; (ii) the start-up of the Oi Internet service provider; (iii) the implementation of the strategy integrating mobile and fixed line telephone, broadband and internet; and (iv) the development and implementation of a new market vision focused on distinct customer segments.

POLICIES ON DIVIDENDS AND SHAREHOLDERS` DISTRIBUTION AFTER THE CORPORATE RESTRUCTURING
Focused on optimizing TmarPart’s capital structure and maximizing value to its shareholders, and also on the intent to maintain the net debt of TmarPart at a maximum level of 1,8 x EBITDA, on a consolidated basis, it will be submitted to the appropriate corporate bodies a dividend policy for TmarPart that, subject to the legal constraints, is intended to have the following result:
(i) Semiannual dividend distribution;
(ii) In 2006, the payment of R$3 billion in dividends / interest on capital, in two installments, the first being paid after the corporate stock swap and secondary offering is implemented and the second in 2007, after the approval of the relevant financial statements, provided that such payment will not affect TmarPart’s financial stability;
(iii) In 2007, the same R$3 billion amount, provided that such payment will be made in accordance with the parameters set forth herein and will not affect TmarPart’s financial stability;
(iv) In the following years, a minimum of 80% of the free cash flow on a consolidated basis, always in accordance with TmarPart’s financial stability and the operational results in such years.
To the extent necessary to fulfill the intended objectives and subject to the applicable legal requirements, the reduction of the capital stock of TmarPart could be proposed.
Considering that the adoption of this policy on shareholders distribution would only be possible in the context of changes in shareholdings and corporate governance arising from the current corporate restructuring, it shall only become effective once such restructuring is implemented.
Rio de Janeiro, May 11th, 2006
TELEMAR PARTICIPAÇÕES S.A.
TELEMAR NORTE LESTE S.A.
TELE NORTE LESTE PARTICIPAÇÕES S.A.